

September 21, 2010

Mr. Curtis V. Anastasio
Chief Executive Officer
NuStar GP Holdings, LLC
NuStar Energy L.P.
2330 North Loop 1604 West
San Antonio, Texas 78248

> **Re:** **NuStar GP Holdings, LLC**
> **NuStar Energy L.P.**
> **Form 10-K for Fiscal Year Ended December 31, 2009**
> **Response Letter Dated July 13, 2010**
> **Response Letter Dated September 3, 2010**
> **File No. 1-32940**
> **File No. 1-16417**

Dear Mr. Anastasio:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

Sincerely,

H. Roger Schwall
Assistant Director